May 5, 2025

Jamie Miller
Chief Financial Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

       Re: PayPal Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed February 4, 2025
           File No. 001-36859
Dear Jamie Miller:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 2 - Revenue
Disaggregation of Revenue, page 76

1. We note you disaggregate revenue by geography, as required by the entity-wide disclosures under ASC 280-10-50-41a, and by "revenue category," consisting of
       "transaction revenues" (91% of revenue for 2024) and "revenue from other value added services" (9% of revenue for 2024). With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs
       ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue. In this regard, we note factors such as:

             various references to and disclosure focused on your two customer types -
           consumers and merchants - in your filing;
             you have general managers for various lines of business, such as "Consumer
           Group," "Large Enterprise," "Small Business & Financial Services," and "Global
 May 5, 2025
Page 2

           Markets" (per your February 2025 investor day presentations);
             you present total payment volume metrics to investors for various products, such as "PayPal branded checkout," "PSP," and "Venmo" in your quarterly earnings presentations; and
             your remittance business, Xoom, had stagnated and been on a negative revenue trajectory, and various other comments about contributions from various business lines to your growth (per your Q1 2024 earnings call).
Note 13 - Commitments and Contingencies
Protection Programs, page 110

2. We note your reconciliation of the changes in the allowance for transaction losses and negative customer balances, which you consider to be assurance-type warranties, includes reconciling items "provision," "realized losses,"
and "recoveries."
       Please revise your tabular reconciliation to include the reconciling items specified by
       ASC 460-10-50-8c.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Brian Yamasaki